DAIMLER TRUCKS RETAIL TRUST 2024-1
Investor Report

Amounts in USD

Dates

Collection Period No.	8			
Collection Period (from... to)	1-Nov-2024	30-Nov-2024		
Determination Date	12-Dec-2024			
Record Date	13-Dec-2024			
Distribution Date	16-Dec-2024			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2024	16-Dec-2024	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2024	15-Dec-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	276,000,000.00	222,504,104.70	198,584,458.63	23,919,646.07	86.665384	0.719509
Class A-3 Notes	301,000,000.00	301,000,000.00	301,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**583,454,104.70**	**559,534,458.63**	**23,919,646.07**		
Overcollateralization	74,504,076.37	74,502,231.68	74,502,231.68			
Adjusted Pool Balance	851,454,076.37	657,956,336.38	634,036,690.31			
Yield Supplement Overcollateralization Amount	38,548,423.47	26,257,191.27	24,976,890.72			
Pool Balance	**890,002,499.84**	**684,213,527.65**	**659,013,581.03**			

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	74,502,231.68	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.600000%	1,038,352.49	3.762147	24,957,998.56	90.427531
Class A-3 Notes	5.490000%	1,377,075.00	4.575000	1,377,075.00	4.575000
Class A-4 Notes	5.560000%	277,768.33	4.633333	277,768.33	4.633333
Total		**2,693,195.82**		**26,612,841.89**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	24,635,245.02	(1) Total Servicing Fee	570,177.94
Interest Collections	3,957,124.54	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	25,031.82	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	183,086.14		
Purchase Amounts	0.00	(3) Interest Distributable Amount	2,693,195.82
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	99,165.66	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**28,899,653.18**	(6) Regular Principal Distributable Amount	23,919,646.07
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**28,899,653.18**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	1,716,633.35
		Total Distribution	**28,899,653.18**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	570,177.94	570,177.94	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,693,195.82	2,693,195.82	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,038,352.49	1,038,352.49	0.00
thereof on Class A-3 Notes	1,377,075.00	1,377,075.00	0.00
thereof on Class A-4 Notes	277,768.33	277,768.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,693,195.82	2,693,195.82	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	23,919,646.07	23,919,646.07	0.00
Aggregate Principal Distributable Amount	23,919,646.07	23,919,646.07	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7,430.91
minus Net Investment Earnings	7,430.91
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7,430.91
Net Investment Earnings on the Collection Account	91,734.75
Investment Earnings for the Collection Period	99,165.66

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	684,213,527.65	3,945
Principal Collections	20,374,919.29	
Principal Collections attributable to Full Pay-offs	4,260,325.73	
Principal Purchase Amounts	0.00	
Principal Gross Losses	564,701.60	
Pool Balance end of Collection Period	659,013,581.03	3,815
Pool Factor	74.05%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	6.97%
Weighted Average Number of Remaining Payments	42.39	36.63
Weighted Average Seasoning (months)	14.87	22.16

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	640,624,178.13	3,736	97.21%
31-60 Days Delinquent	8,523,387.06	48	1.29%
61-90 Days Delinquent	9,522,327.19	25	1.44%
91-120 Days Delinquent	343,688.65	6	0.05%
Total	659,013,581.03	3,815	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	1.50%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	564,701.60	7	7,814,092.86	76
Principal Net Liquidation Proceeds	24,933.93		2,271,783.00	
Principal Recoveries	177,052.15		742,629.05	
Principal Net Loss / (Gain)	362,715.52		4,799,680.81	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.648%
Prior Collection Period	2.846%
Second Prior Collection Period	1.786%
Third Prior Collection Period	0.892%
Four Month Average	1.543%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**0.539%**
Average Net Credit Loss/(Gain)	63,153.69

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

Pd.	Cumulative Loss		Delinquncies			Lifetime
	Gross	Net	31-60	61-90	91+	CPR
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%
2	0.12%	0.04%	0.82%	0.11%	0.01%	4.63%
3	0.19%	0.08%	0.79%	0.67%	0.04%	3.99%
4	0.33%	0.13%	0.53%	0.94%	0.10%	5.10%
5	0.43%	0.19%	0.35%	0.76%	0.15%	6.18%
6	0.57%	0.31%	0.41%	0.41%	0.41%	6.07%
7	0.81%	0.50%	1.35%	0.61%	0.11%	6.68%
8	0.88%	0.54%	1.29%	1.44%	0.05%	6.80%

"Total Pool"